Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

FRANCOEUR MINE: DEWATERING PHASE COMPLETED, DEVELOPMENT WORK SET TO BEGIN

MONTREAL, Quebec, Canada, July 7, 2010 - Richmont Mines Inc. (“Richmont” or the “Company”) (TSX -NYSE Amex: RIC) is pleased to announce that all 17 levels of the Francoeur Mine have been dewatered and that underground development work is scheduled to begin next week.

To date, surface infrastructure at the Francoeur Mine has been re-commissioned, and is fully equipped for mine development purposes. Initial underground preparation work will be completed this week to prepare for the planned drift excavation efforts needed to access the targeted West Zone. Installation of additional underground electrical infrastructure required for commercial production will be done in conjunction with the development work.

Recruitment for the Francoeur Mine is progressing well, with crews needed for the development phase already in place. The Company expects to be able to attract the needed additional qualified personnel, as the mine is located just 25 km southwest of Rouyn-Noranda, Quebec, in the heart of the Abitibi Gold Belt.

Based on the property’s current probable reserves of 615,664 tonnes grading 6.91 g/t Au for 136,749 Au ounces, the Francoeur Mine is expected to produce approximately 35,000 ounces of gold on an annual basis over an initial 4 year mine life. From 1991 to 2001, Richmont produced more than 345,000 ounces of gold from the No. 3 Deposit, one of the main ore bodies located in the Francoeur-Wasa shear zone. Despite the discovery of the West Zone at that time, the Francoeur Mine ceased commercial production in 2001, when the prevailing gold price was under US$300 per ounce. As a result of the higher gold price over the last few years, Richmont re-assessed the resources of the Francoeur Gold Project, and filed an amended and restated Regulation 43-101 compliant technical report, dated May 19, 2010(1) and available on the SEDAR website (www.sedar.com).

The Francoeur property also has indicated resources of 76,449 grading 7.54 g/t for 18,541 ounces of gold and inferred resources of 202,250 tonnes grading 5.95 g/t for 38,706 ounces of gold. The possibility of increasing current resources are favourable considering that several mineralized zones located in the footwall and hangingwall of the West Zone have already been drill-identified. However, additional definition drilling from underground is needed to fully evaluate their size and grade before adding them to the mineral inventory. To this end, Richmont plans to initiate an underground exploration and definition drilling program once sufficient development work to access the targeted West Zone has been completed.

Additional details about the Francoeur Property
The 100%-owned Francoeur property covers 4.08 km2 (408.3 hectares), and is located approximately 25 km southwest of Rouyn-Noranda, Quebec. Richmont also owns 100% of the nearby properties of Arncoeur (5.03 km2 or 503 hectares) and Norex (8 km2 or 800.4 hectares), which cover the lateral and down-dip extension of the known gold mineralization, respectively. Past gold production at Francoeur has totalled over 500,000 ounces of gold from approximately 2.6 million tonnes of ore with a recovered grade of 6.07 g/t of gold.

Francoeur Mine: Dewatering phase completed, development work set to begin
July 7, 2010

About Richmont Mines Inc.
Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.
The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

(1) Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101 The reserve and resource estimates for the Francoeur Gold Project are based on the Regulation 43-101 compliant amended and restated technical report dated May 19, 2010, and filed on SEDAR May 20, 2010. The authors of this report are employees of Richmont Mines Inc. and qualified persons as defined by Regulation 43-101. Specifically, the report was prepared by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager at Richmont Mines Inc., Raynald Vincent, Eng., B.Sc.A, M.G.P., Senior Geologist at Richmont Mines Inc., and Mr. Christian Pichette, Eng., M. Sc., Vice-President, Operations at Richmont Mines Inc., all qualified persons according to Regulation 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665, ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX - NYSE Amex
Web Site: www.richmont-mines.com